Exhibit (a)(5)(xi)
MEDIARING LTD
Company Registration No.: 199304568R
QUESTIONS & ANSWERS FOR PRESS CONFERENCE ON JUNE 22, 2006
1.	What is the revised price and what is the form of payment?

MediaRing has increased its offer for PacNet and is offering to pay US$9.50 net in cash for each PacNet share, without interest.

2.	What is the rationale for the revision?

We are committed to our offer for PacNet, and the level of tenders was low for our first offer. Therefore, after careful consideration, we are revising our offer price as a step towards meeting the expectations of PacNet shareholders.

On the other hand, we must have a deal that is meaningfully EPS-accretive for MediaRing.

Given PacNet’s share price performance in recent months, and market uncertainty going forward, we believe our revised cash offer represents very good value for PacNet’s shareholders.

The rationale of our offer was and continues to be:
▪	MediaRing recognizes that there is an increasing trend of convergence of voice and data services.

▪	Increasing its ownership stake in PacNet would support MediaRing’s strategy to become a leading one-stop provider of voice and data services.

▪	MediaRing and PacNet have synergistic businesses and complementary geographical presence which could provide opportunities for cross-marketing and bundling of services.
▪	MediaRing believes that there will also be opportunities for cost rationalization through economies of scale. The enlarged group will become a premier provider of voice and data services in the Asia Pacific region.
3.	Does the revised offer price represent an attractive premium?

The revised offer price represents a significant premium of 47.1% over PacNet’s closing price of US$6.46 immediately before MediaRing’s initial offer announcement, and represents a premium of 18.6% over the closing price of US$8.01 on June 20.

The premiums of the revised offer price over the varying periods preceding MediaRing’s offer ranging from 1-day to 12-month VWAP of the PacNet shares are between 31.2% and 47.2%, which exceed the median control premiums and are in line with the mean control premiums for similar periods in other comparable Nasdaq tender offer transactions selected by PacNet’s independent financial advisor[1] (“IFA”) for the purpose of its fairness opinion dated May 26, 2006.
In fact, the equity markets and most of the comparable companies used by PacNet’s IFA for its analysis in its fairness opinion dated 26 May 2006 have traded downwards since the date of the opinion.

4.	Why should PacNet shareholders tender their shares in the offer?
▪	This is an all cash offer which allows all shareholders to realize their investment without having to wait for the outcome of PacNet’s 5-year business plan. Shareholders are not subject to uncertainties or risks relating to the performance or growth of PacNet’s business or execution of PacNet’s business plan. We believe PacNet has not substantiated its business plan with any concrete financial projections, or fully addressed the various risks, challenges and competition that they would be facing in the new markets and new business segments in executing its business plan.

▪	Our revised offer price represents a significant premium of 47.1% over PacNet’s closing price of US$6.46 on February 24, 2006 (the last trading day immediately before our initial offer announcement), and represents a premium of 18.6% over PacNet’s closing price of US$8.01 on June 20. The market price of PacNet shares may drift lower in the absence of our offer.

▪	Our revised offer is at an implied EV/EBITDA multiple of 8.0x representing a premium of 73.9% and 42.9% to the 2 recent block sale transactions in PacNet shares.

▪	The premiums of the revised offer price over the varying periods preceding our offer ranging from 1-day to 12-month VWAP of PacNet shares are between 31.2% and 47.2%.

▪	To date, there are no alternative offers or concrete proposals available to all shareholders.
5.	What is the market value of PacNet shares as of a recent date?

PacNet’s share price closed at a high of US$8.99 on April 26, 2006 after MediaRing’s initial announcement of the offer, but the market price of PacNet shares has since drifted down to close at US$8.01 on June 20, 2006 and may drift lower in the absence of the offer.

6.	Does MediaRing have the financial resources to make payment under the revised offer?

Yes. MediaRing has sufficient financial resources to satisfy in full all tendered shares at the revised price with existing internal resources and committed financing facilities as confirmed by UOB Asia Limited, its Singapore financial advisor.

The revised offer is not subject to any financing condition.

[1] Please refer to pages 63 and 64 of PacNet’s circular to shareholders dated May 26, 2006.

7.	What is the most significant condition to the offer?

The offer remains subject to the same conditions as MediaRing’s original offer, the most significant condition of which is the satisfaction of the minimum tender condition.

The minimum tender condition will be satisfied upon MediaRing achieving more than 50% ownership of PacNet as of the final expiration of the offer (including shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date) (the “Minimum Tender Condition”).

This 50% level will include the approximate 4.8% of PacNet shares already owned by MediaRing.

Under the Singapore Takeover Code, MediaRing is not permitted to waive the Minimum Tender Condition and the offer will not successfully close unless this condition is satisfied.

8.	When does the revised offer expire?

The extended expiration date of the offer is 5.00 p.m. on July 10, 2006, New York City time.

Under applicable rules and regulations, MediaRing is not permitted to further revise the offer after June 23 and/or further extend the offer past July 11, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve our right to extend and/or revise the offer in the event of a competing offer.

9.	How do I tender my shares?

If you hold the certificates for your shares, you should complete and sign the Letter of Transmittal enclosed in the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal with the certificate(s) for the tendered shares and any other required documents to Mellon Investor Services, the Depositary for the offer, at the address listed on the back cover of the Offer to Purchase.

If your broker or nominee holds your shares for you in “street name,” you must instruct your broker or nominee to tender your shares on your behalf.

In any case, the Depositary must receive all required documents before the final expiration date of the offer, which is 5.00 p.m. on July 10, 2006, New York City time, unless extended.

If you cannot comply with any of these procedures on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

10.	What if I’ve already tendered my shares?

The revised offer price extends to all tenders previously received.

11.	What are your views on PacNet’s 5-year business plan?

As you may be aware, PacNet’s recently announced business plan has three key thrusts:
▪	Exploit Wireless Broadband (WiMax)

▪	Grow Value Added Services (such as VoIP and IT Solutions) to become 30% of total revenue

▪	Expand Geographic Footprint (in particular, in China, India and Indonesia)
We believe that PacNet’s overall strategy is in line with the general industry trend, just as many other Internet service providers (ISPs) are trying to transform themselves into communications service providers by adding new services to their core business. However, PacNet’s business plan has not provided a blue print on how they intend to achieve their very ambitious goal of tripling revenue in five years. In particular:
▪	there is no quantitative analysis of the strategies other than projecting that Value Added Services would contribute to 30% of its revenue;

▪	there is no quantitative analysis of the capital expenditure and other financial resources needed for each of the strategies; and

▪	there is no analysis nor discussions on the many risks, challenges and competition they would be facing in the new markets and new business segments that they would be introducing.
We believe that the 5-Year plan is subject to significant execution and business risks, which we further elaborate upon below based on our opinion and experience.

WiMax
▪	WiMax technology is still evolving and has not been commercially proven.

▪	The time-to-market in each market could vary significantly. For example, in Singapore, invitation for tenders for WiMax licenses was made on March 2005. However, as of the current date, PacNet has yet to roll out on a nationwide basis in Singapore. We are currently not aware of any large scale WiMax deployment anywhere in the world.

▪	Any ISP’s ability to roll out WiMax in any particular country is subject to regulatory constraints, such as licensing.

▪	Without a prior track record of deploying WiMax on a large scale, our view is that it is ambitious to plan to deliver WiMax in 5 countries over a 5 year period.

Value Added Services
▪	It is not easy to build a quality global infrastructure for voice services. It takes significant amount of time, costs and know-how to build global interconnections with carriers for off-net calls.

▪	We believe that PacNet will face significant competition from global and regional players such as IBM, HP, SCS and Datacraft in the roll-out of their IT solution services. Without a prior track record of delivering IT solutions as a core business, we question the ability of PacNet to scale this business segment to be a significant revenue contributor.
Geographic Expansion
▪	PacNet has identified China, India and Indonesia as their key growth markets. However, these markets are heavily regulated, presenting significant barriers to entry for new players.

▪	Based on our experience, the VoIP space is not yet deregulated in certain markets such as China. In certain other markets, the ability to roll-out VoIP is limited. For example, Indonesia has a limited number of such licenses, (of which MediaRing owns one).

▪	For general telecommunication services, these markets tend to be highly competitive for ISP services.
This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the SEC on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.
The Directors of MediaRing (including those who may have delegated detailed supervision of this document) have taken all reasonable care to ensure that the facts stated in this document are fair and accurate and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.